Obtaining Control of Credit Suisse Small Cap Core Common

As of October 30, 2009, Nat'l Financial Svcs Corp FBO Customers ("Shareholder") owned 126,458.066 shares of the Fund, which represented less than 25 % of the Fund. As of April 30, 2010, Shareholder owned 372,374.020 shares of the Fund, which represented
28.53 % of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.